Exhibit 99.1

FOR IMMEDIATE RELEASE

Gold Royalty and Ely Gold TO COMBINE TO CREATE A leading Growth AND americas-focused Precious Metals royalty company

Vancouver, British Columbia – June 21, 2021 – Gold Royalty Corp. (“GRC”) (NYSE American: GROY) and Ely Gold Royalties Inc. (“Ely Gold”) (TSX-V: ELY, OTCQX: ELYGF) are pleased to announce that they have entered into a definitive agreement (the “Agreement”), dated June 21, 2021, pursuant to which GRC will acquire all of the issued and outstanding common shares of Ely Gold (the “Ely Shares”) by way of a statutory plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia).

Under the terms of the Agreement, which was negotiated at arms-length, each holder of Ely Shares will have the option to receive consideration per Ely Share of either: (i) C$1.46 in cash, or (ii) 0.2450 of a GRC common share (“GRC Share”), subject to pro-ration based on a maximum aggregate cash consideration of C$84 million and a maximum aggregate number of GRC Shares issued of approximately 41.5 million.

The share exchange ratio implies a mix of C$0.42 in cash plus 0.1742 of a GRC Share per Ely Share on a fully diluted, in-the-money, and fully pro-rated basis (assuming the maximum aggregate cash consideration of C$84 million). Such consideration represents a premium of approximately 42%1 to Ely Gold shareholders based on the 30-day volume weighted average price of the GRC Shares and Ely Shares ending on June 18, 2021. At closing, assuming maximum aggregate cash consideration of C$84 million, existing GRC and Ely Gold shareholders will own approximately 55% and 45%, respectively, of GRC after giving effect to the Arrangement (“New GRC”) on a fully diluted, in-the-money, and fully-prorated basis.

Transaction Highlights

●	Creation of a Leading Growth and Americas-Focused Precious Metals Royalty Company – the transaction creates a new, sizable Americas-focused royalty company with a peer-leading resource endowment and a robust development pipeline, including nearly 100 royalties on various production, near-production, development and exploration assets.

●	Clear Path to Share Price Re-Rate – New GRC will have increased scale, diversification and growth, which may catalyze a significant share price re-rating benefiting all shareholders of New GRC.

●	Enhanced Balance Sheet & Access to Capital – New GRC will have approximately US$33 million in cash (pro forma as at June 18, 2021, assuming maximum aggregate cash consideration is elected and the exercise of all outstanding in-the-money securities), greater access to equity and debt capital markets and the critical mass to drive significant growth through acquisitions.

●	Enhanced Capital Markets Profile – New GRC will continue to be listed on the NYSE American and is expected to have increased trading liquidity and attract greater support from institutional investors.

1 Spot exchange rate on June 18, 2021 of 1.2451 Canadian dollars per U.S. dollar.

●	Experienced Management Team – New GRC will have a highly credible and established management team with 275+ years of combined experience and a proven track record of creating value and sourcing accretive deals.

David Garofalo, CEO, President and Chairman of GRC, stated: “We are pleased to present this arrangement to the shareholders of Ely Gold and GRC. The acquisition of Ely Gold is consistent with our strategy of identifying opportunities to create shareholder value. Shareholders of New GRC will benefit through their participation in a larger, well-funded, and more diverse company that has the ability to acquire royalties in a variety of high-return projects globally. This transaction creates value for both Ely Gold and GRC shareholders – with the further potential upside through a significant value re-rating – and results in the immediate creation of a leading growth and Americas-focused precious metals royalty company.”

Trey Wasser, CEO, President and Director of Ely Gold, who will be joining New GRC’s board of directors, commented: “This is a great outcome for Ely Gold shareholders. The transaction provides an immediate, compelling premium, a significant cash component and the opportunity to continue to participate in the growth of an outstanding combined asset portfolio. This business combination provides the scale, balance sheet, access to capital and management team to drive significant growth and creates an excellent platform for further consolidation in the royalty space. I am very excited to join the New GRC board, at closing, and work with the GRC management team on the company’s next chapter.”

Benefits to GRC Shareholders

●	Immediate exposure to free cash flow from Ely Gold’s diversified portfolio of royalties, including four royalties at currently producing mines
●	Adds a large, high-quality and strategic portfolio of North American-focused royalties
●	Substantial increase in cash flow, net asset value, trading liquidity and capital markets profile
●	Alignment with GRC’s geographic and commodity exposures

Benefits to Ely Shareholders

●	Significant 42% premium based on the 30-day VWAP of the Ely Shares and the GRC Shares ending on June 18, 2021 and potential for continued upside participation through significant ownership of GRC Shares
●	Attractive consideration with flexibility for Ely Gold shareholders to elect form of consideration in either cash or GRC Shares, subject to pro-ration
●	Access to GRC’s strong balance sheet and robust pipeline of development projects to support further production growth
●	Robust re-rate potential due to increased scale, diversification and growth profile

Transaction Conditions & Timing

Ely Gold intends to call a meeting of shareholders to be held in August 2021 to seek shareholder approval for the Arrangement (the “Ely Gold Meeting”). Completion of the Arrangement will require:

●	approval of at least 66 2/3% of the votes cast by Ely Gold shareholders at the Ely Gold Meeting, and
●	approval of a simple majority of the votes cast by Ely Gold shareholders at the Ely Gold Meeting, excluding votes from certain management shareholders, as required under Multilateral Instrument 61-101.

Completion of the Arrangement is also subject to the receipt of court and stock exchange approvals, and other customary closing conditions for transactions of this nature.

The Agreement provides for, among other things, non-solicitation covenants, with “fiduciary out” provisions that allow Ely Gold to consider and accept a superior proposal, subject to a “right to match period” in favour of GRC. The Agreement also provides for a termination fee of C$10.0 million to be paid by Ely Gold to GRC if the Agreement is terminated in certain specified circumstances. GRC is also entitled to expense reimbursement in the amount of C$2.0 million payable if the Agreement is terminated in certain circumstances. Ely Gold is also entitled to expense reimbursement in the amount of C$2.0 million payable if the Agreement is terminated in certain circumstances.

The directors and senior officers of Ely Gold, holding in aggregate approximately 5% of the issued and outstanding common shares of Ely Gold, have entered into voting support agreements with GRC, pursuant to which they have agreed to vote their shares in favour of the Arrangement at the Ely Gold Meeting. In addition, Eric Sprott, who indirectly beneficially owns in the aggregate approximately 22% of the issued and outstanding common shares of Ely Gold, has entered into a voting support agreement with GRC, pursuant to which he has agreed to vote his shares in favour of the Arrangement at the Ely Gold Meeting.

The companies are working towards closing the transaction in the third quarter of 2021.

Board Approval and Recommendation

The special committee of independent directors of Ely Gold (the “Special Committee”) has received an opinion from Clarus Securities Inc. that, based upon and subject to the limitations, assumptions and qualifications of and other matters considered in connection with the preparation of such opinion, the consideration to be received by Ely Gold shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Ely Gold shareholders (the “Fairness Opinion”).

Following its review and in consideration of, among other things, the Fairness Opinion, the Special Committee has unanimously recommended that the board of directors of Ely Gold approve the Arrangement. The Ely Gold board following the receipt and review of recommendations from the Special Committee, has unanimously approved the Agreement and the Arrangement and has determined that the Arrangement is fair to shareholders of Ely Gold and is in the best interests of Ely Gold, and recommends that holders of Ely Shares vote in favour of the Arrangement.

The Agreement has also been unanimously approved by the board of directors of GRC.

The board of directors of GRC has also received an opinion from Haywood Securities Inc. that, based upon and subject to the limitations, assumptions and qualifications of and other matters considered in connection with the preparation of such opinion, the consideration to be provided by GRC to Ely Gold shareholders pursuant to the Arrangement is fair, from a financial point of view, to GRC.

Advisors and Counsel

BMO Capital Markets is acting as financial advisor to GRC and Haywood Securities Inc. is acting as financial advisor to the GRC Board of Directors in connection with the transaction. Sangra Moller LLP is acting as GRC’s Canadian legal advisor and Haynes & Boone LLP and Holland & Hart LLP are acting as GRC’s U.S. legal advisors.

Laurentian Bank Securities Inc. is acting as financial advisor to Ely Gold in connection with the transaction. Dentons is acting as legal advisor to Ely Gold and Cassels Brock & Blackwell LLP is acting as legal advisor to the Special Committee in connection with the transaction.

Webcast and Conference Call

GRC and Ely Gold will host a joint webcast and conference call on June 21, 2021 at 9:00 AM Pacific Time (12:00 PM Eastern Time), for members of the investment community to discuss the Arrangement. Webcast and call-in information is provided below.

Webcast URL
https://produceredition.webcasts.com/starthere.jsp?ei=1476097&tp_key=fab71e2e11
Conference Call Participant Numbers
Confirmation #:	30936670
Local:	Toronto: 416-764-8688 Vancouver: 778-383-7413
North American Toll Free:	888-390-0546

About Ely Gold Royalties Inc.

Ely Gold Royalties Inc. is a Nevada focused gold royalty company. Its current portfolio includes royalties at Jerritt Canyon, Goldstrike and Marigold, three of Nevada’s largest gold mines, as well as the Fenelon mine in Quebec, operated by Wallbridge Mining. Ely Gold continues to actively seek opportunities to purchase producing or near-term producing royalties. Ely Gold also generates development royalties through property sales on projects that are located at or near producing mines. Management believes that due to Ely Gold’s ability to locate and purchase third-party royalties, its strategy of organically creating royalties and its gold focus, Ely Gold offers shareholders a favorable leverage to gold prices and low-cost access to long-term gold royalties in safe mining jurisdictions.

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to acquire royalties, streams and similar interests at varying stages of the mine life cycle to build a balanced portfolio offering near, medium and longer-term attractive returns for its investors. Gold Royalty’s diversified portfolio currently consists of net smelter return royalties ranging from 0.5% to 2.0% on 18 gold properties covering 12 projects located in the Americas.

Additional Information

Full details of the Arrangement are set out in the Agreement, which will be filed by Ely Gold under its profile on SEDAR at www.sedar.com. In addition, further information regarding the Arrangement will be contained in a management information circular to be prepared in connection with the shareholder meetings and filed on Ely Gold’s profile on www.sedar.com at the time that it is mailed to shareholders. All shareholders are urged to read the management information circular once it becomes available as it will contain additional important information concerning the Arrangement.

For additional information, please contact:

Gold Royalty Corp.

Telephone: (833) 396-3066

Email: info@goldroyalty.com

Ely Gold Royalties Inc.

Trey Wasser, President & CEO

Telephone: (972) 803-3087

E-mail: trey@elygoldinc.com

Joanne Jobin, Investor Relations Officer

Telephone: (647) 964-0292

E-mail: jjobin@elygoldinc.com

Cautionary Statement on Forward-Looking Information:

Certain of the information contained in this news release constitutes ‘forward-looking information’ and ‘forward-looking statements’ within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statements”) and involve known and unknown risks, uncertainties and other factors that may cause Ely Gold’s and GRC’s actual results, performance and achievements to be materially different from the results, performance or achievements expressed or implied therein. Such forward-looking statements, including but not limited to statements relating to: the proposed transaction and the Arrangement; the ability of the parties to satisfy the conditions to closing of the Arrangement; and the anticipated timing thereof; and the anticipated timing, benefits and effects of the completion of the Arrangement, involve risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such factors include, among others, obtaining required shareholder and regulatory approvals, exercise of any termination rights under the Agreement, any inability to satisfy the other conditions in the Agreement, material adverse effects on the business, properties and assets of Ely Gold; and any inability of the parties to realize the benefits of the proposed transaction. Although each of Ely Gold and GRC has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Neither Ely Gold nor GRC undertakes to update any forward-looking statements, except in accordance with applicable securities laws.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.